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EXHIBIT 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our reports dated March 1, 2007 with respect to the consolidated financial statements of Talisman Energy Inc. as at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004, Talisman Energy Inc. management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Talisman Energy Inc., included in an exhibit to the Annual Report (Form 40-F) for the year ended December 31, 2006.

We also consent to the incorporation by reference in the following Registration Statements:

  (1)
  Registration Statement (Form F-9 No. 333-130261) of Talisman Energy Inc. and in the related Prospectus pertaining to the registration of up to U.S. $2 Billion aggregate principal amount of Debt Securities;

  (2)
  Registration Statement (Form S-8 No. 333-12812) pertaining to the Employee Stock Option Plan and Director Stock Option Plan of Talisman Energy Inc.

of our reports dated March 1, 2007, with respect to the consolidated financial statements of Talisman Energy Inc. as at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004, Talisman Energy Inc. management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of Talisman Energy Inc., included in the Annual Report (Form 40-F) of Talisman Energy Inc. for the year ended December 31, 2006.

Calgary, Canada	/s/ ERNST & YOUNG LLP
March 13, 2007	Chartered Accountants

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EXHIBIT 99.3
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM